Exhibit 99.1

ChemChina
Employee Questions and Answers March 8, 2016

About this document

These questions and answers have been prepared to help answer questions you may have about ChemChina and the tender offers. They will be updated with more information as it is available.

Please note, the Company cannot offer financial advice. If you would like financial advice, please contact an independent financial advisor.

Contents

Please click on the link to go to each section

•	Swiss Public Tender Offer Prospectus

•	General questions and answers

•	Short Term Incentive (STI) plans

•	Sales Incentive Plans (SIPs)

•	Equity questions

•	Employee Share Purchase Plan (ESPP) – general

•	Employee Share Purchase Plan (ESPP) – UK specific

•	Long Term Incentive (LTI) plan

•	Discretionary Long Term Incentive (LTI) plan

•	Deferred Share Purchase (DSP) plan

1 Classification: For internal use only

Swiss Public Tender Offer Prospectus

What has been announced?

The Prospectus for the Swiss Public Tender Offer ("Swiss Offer") was published on March 8, 2016, by CNAC Saturn (NL) B.V. (an indirect subsidiary of ChemChina). Details are available on www.chemchina.com/press.

What is a Tender Offer?

A tender offer is an offer by a prospective acquirer to all shareholders of a publicly traded corporation to tender their shares for sale at a specified price during a specified time, usually subject to certain conditions (e.g. the tendering of a minimum number of shares).

What does it mean to “tender shares”?

To “tender shares” means to put them forward for sale to a prospective acquirer. The sale will only be effective if certain offer conditions are met or waived.

Why are there two separate offers – the Swiss Offer and the U.S. Offer (“the Offers”). Do they apply to Syngenta employees?

The Swiss Offer is being made to all holders of Syngenta Shares (except for certain restrictions as defined in the Swiss Offer documentation) and the U.S. Offer is being made to all holders of American Depository Shares ("ADSs") and to holders of Syngenta shares who are resident in the U.S., including "U.S. Holders" (as defined in the U.S. offer documentation).

The Offers apply to employees who hold Syngenta shares that are not subject to any blocking period or other restriction or forfeiture conditions. Such employees will be invited to tender their shares in the same way as any other shareholder. The Offers do not apply to employees who have blocked shares or share options (these will be dealt with separately and later in the process).

The Prospectus states that the document is available in German, French and English. Can I receive a copy in my local language (e.g. Portuguese)?

No. The Prospectus is only available in German, French and English. The Prospectus is not a document produced by Syngenta.

Why is the U.S. Offer prospectus not expected to be published until March 23, 2016?

The intent is to align the offer timelines of the Swiss and U.S. Offers. As the Swiss Offer is required to have a cooling-off period of 10 trading days before the offer can be accepted, it has been published before the U.S. Offer. On March 23, 2016, both the Swiss Offer and the U.S. Offer are expected to be open for acceptance by shareholders.

2 Classification: For internal use only

Where will documentation relating to the Swiss and U.S. Offers be published?

Documentation relating to the Swiss Offer is available on www.chemchina.com/press, on the website of the Swiss Takeover Board ("TOB") at www.takeover.ch and upon request from Credit Suisse AG. Documentation relating to the U.S. Offer will be available on www.chemchina.com/press and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

The Prospectus states that the Swiss Offer is only directed at “relevant persons” in the U.K. Are U.K. based employees who are Syngenta shareholders defined as “relevant persons”?

Yes.

The Prospectus states that the Swiss Offer is not being addressed to shareholders of Syngenta who are resident in Australia. Are employees based in Australia who are Syngenta shareholders excluded from the Offer?

Shareholders in Australia will be included in the Swiss Offer as the restriction relates to the marketing of the Offer. All employees who are shareholders will be included in either the Swiss Offer or the U.S. Offer. Further information to all shareholders is expected to be provided on or around March 23, 2016.

Who sends the letters to shareholders inviting them to tender their shares and ADSs? Who do shareholders contact if they don’t receive a letter inviting them to tender their shares and ADSs?

The letters to shareholders with instructions on how to tender their shares and ADSs will be sent by the financial institution(s) in which the Syngenta shares or ADSs are held in custody. Employee shareholders whose shares are held in Equatex will receive a letter from UBS. If a shareholder has Syngenta shares or ADSs with more than one financial institution then each institution will send a letter. The letters are expected to be sent on or around March 23, 2016. If shareholders have not received a letter from their financial institution by mid-April, then they should contact the financial institution directly or contact the information agent of the U.S. Offer as described in more detail in the U.S. Offer documents which will be published on or around March 23, 2016. Employees who hold Syngenta shares that are blocked or have other restriction or forfeiture conditions will not receive letters as such shares cannot be tendered at this time.

What are blocked shares and why can’t they be tendered at this time?

Participants in the Employee Share Purchase Plan (ESPP) are granted shares which are blocked for a period of time (typically at least three years) during which time they are unable to sell their shares. These are “blocked shares”. Once the Offers have been accepted by a sufficient number of shareholders and regulatory approvals have been obtained, all blocked shares will be unblocked and available to be tendered. Employees with blocked shares will be advised of the detailed process in due course.

3 Classification: For internal use only

Does the USD/CHF conversion facility apply to Syngenta employees?

The USD/CHF conversion facility provided in the Swiss Offer applies to employees who are Syngenta shareholders as well as to other shareholders. Employees have to meet the same conditions as other shareholders as outlined in the Prospectus.

Will there be a conversion facility made available for the cash settlement of employees’ outstanding equity awards?

Syngenta's existing currency conversion process is expected to apply to the cash settlement (i.e., as in the existing process, if an employee sells shares, the sale proceeds are calculated in Swiss francs, converted into the employee’s local currency and then sent to the employee’s bank account).

Will Syngenta provide financial or tax advice for employees who are shareholders or reimburse employees if they seek such advice?

Syngenta will provide factual information regarding taxation. Employees can also refer to their existing equity plan documentation which provides basic tax information. Additional information will be provided once the Offers have been accepted by a sufficient number of shareholders and regulatory approvals have been obtained. However, Syngenta cannot provide financial or tax advice to employees, nor will it reimburse employees who pay for their own financial or taxation advice.

In the Prospectus it says that no Swiss or Dutch withholding tax will be levied on the sales of Syngenta Shares pursuant to the Swiss Offer. What is the tax position for other countries?

Employees can refer to their existing equity plan documentation which provides basic tax information regarding the sale of shares.

Syngenta has informed employees that outstanding equity awards will be settled in cash. Do employees need to take any action now?

At this time no action can be taken by employees with regard to their Syngenta equity EXCEPT:

•	If employees are holders of non-blocked shares/ADSs they can tender their shares/ADSs once the Offers are open (or sell their shares/ADSs in the market at any time during the Offer processes).

•	If employees have vested share options, they can continue to exercise them at any time during the Offer processes. On exercising the options, employees may then either:

-	sell the shares on the open market and receive the cash proceeds;

-	retain the shares (and receive the ordinary dividend if the shares are bought and retained by April 27, 2016); or

-	tender the shares in the tender process once the Offers are open (and still receive the ordinary dividend).

4 Classification: For internal use only

How are voting and participation rights at the 2016 Syngenta Annual General Meeting (AGM) on April 26, 2016, affected by the Offers?

Neither voting nor participation rights at the 2016 AGM are affected by the Offers. At the time of the AGM, shareholders may or may not have decided to tender their shares. In either case, the ownership of the shares remains with the shareholder until the Offers have become unconditional first and settled later. More information on the progress of the Offers will follow in due course.

What are the implications of tendering Syngenta shares or not?

If shareholders tender their shares/ADSs, then the shares/ADSs will count towards meeting the condition that at least 67% of all Syngenta shares must be tendered for the transaction to go ahead. Shareholders who tender their shares/ADSs will still be eligible to receive the ordinary dividend on May 2, 2016. Shareholders who have tendered their Syngenta shares/ADSs can change their mind and withdraw their shares/ADSs from the tender until expiry of the main offer period of the Swiss Offer or the expiry of the U.S. Offer, respectively. To withdraw their shares/ADSs, shareholders should contact the financial institution through which they made the original tender.

If employees tender their Syngenta shares/ADSs when the Offers open, will they count towards meeting the condition that at least 67% of all Syngenta shares must be tendered for the transaction to proceed (the minimum acceptance rate)?

Yes. Any shares tendered by Syngenta employees will be included in the calculation of the 67% minimum acceptance rate.

In the Prospectus, it says that it is intended to relist Syngenta on a stock exchange through an initial public offering (IPO) over the course of subsequent years. When is this likely to be?

The relisting is an intention and the timing of a potential IPO has not yet been determined.

Is it expected that another company may make a counter-bid to acquire Syngenta?

Syngenta cannot comment on the intentions of other companies.

Might Syngenta sell parts of its U.S. business to meet U.S. regulatory or Committee on Foreign Investment (CFIUS) approvals?

The regulatory review process is ongoing and we cannot comment on potential remedies.

Why have the Offers been made in U.S. dollars rather than Swiss Francs?

The Offers have been made in U.S. dollars due to the way the transaction is being financed. In addition, Syngenta reports its results in U.S. dollars and has a large international shareholder base.

5 Classification: For internal use only

General questions and answers

Who is ChemChina and why does it want to acquire Syngenta?

ChemChina is a Chinese state-owned chemical company focused on agrochemicals, rubber products, chemical materials and specialty chemicals, industrial equipment, and petrochemical processing. It is the largest enterprise in China’s chemical industry.

ChemChina regards agriculture and global food security as key strategic areas for investment. The chairman of ChemChina has said that ChemChina is convinced of the need to increase global crop yields while conserving scarce resources, and to respond to and maximize the interests of farmers and consumers around the world. Additionally, there is a significant need to modernize Chinese agriculture.

What benefits are expected from this transaction?

Syngenta will remain Syngenta – a strong, global company, headquartered in Switzerland. We will operate as a standalone company with our strategy, management, culture and values. In addition, ChemChina has committed to maintaining the highest governance standards including our Code of Conduct, and has endorsed our Good Growth Plan.

The transaction reinforces the strength of our strategy and our leadership in providing technology for growers across chemistry, seeds, traits, and integrated offers. ChemChina recognizes the value of our R&D and is prepared to make a long-term investment in innovation.

We expect to continue to be the industry leader in emerging markets, and to expand our presence in China. We also expect to be able to significantly increase the potential of our seeds business. We no longer intend to divest our Flowers or Vegetables Seeds businesses.

Are job losses expected as a consequence of this transaction?

No.

What are we doing to retain key talent and will there be any retention payments?

Retaining key talent is always a top priority for all our leaders in Syngenta as is broader employee engagement. With the loss of equity plans should the transaction be successful, Syngenta intends to replace these with other long-term programs. More information will be available once the Offers have been accepted by shareholders and regulatory approvals have been obtained.

What happens to employees’ Syngenta tenure/length of service?

There is no impact on employees’ tenure/length of service as a consequence of this transaction. Tenure/service continues to accrue, it is not lost.

6 Classification: For internal use only

Will medical benefits for eligible retirees and their spouses be impacted?

No. It is not expected that there will be any changes to either employee or retiree medical benefits as a consequence of this transaction.

Will golden handshakes (significant severance packages) be paid?

No. No job losses are expected as a consequence of this transaction.

Will there be any impact on employment contracts?

No. There will not be any impact on employment contracts as a consequence of this transaction.

Will there be changes to compensation and benefits?

It is not expected that there will be any changes to compensation and benefits as a consequence of this transaction. However, as Syngenta will no longer be a publicly listed company, equity plans will be replaced.

Will salaries or job grades change?

No. Salaries and job grades will not be impacted as a consequence of this transaction.

Will there be any changes to pension plans?

No. It is not expected that there will be any changes to pension plans as a consequence of this transaction.

When will employees hear more about the transaction?

We are committed to communicating in an open, transparent and timely manner as new information becomes available.

What can we say to customers?

We are excited about the opportunities this transaction is expected to create. This includes the commitment to long term investment in the research and development of new technologies across seeds, traits and crop protection to enhance productivity for agriculture and our customers.

This transaction will also ensure continued choice for customers worldwide and competition within the sector, which has recently seen considerable consolidation.

We are committed to providing technology offers and services that add value to our customers.

7 Classification: For internal use only

Do our 2016 corporate goals remain the same?

Yes. Our goals for this year are to:

•	Meet or exceed financial commitments to deliver on our promise;

•	Improve the customer experience to maintain and grow market share;

•	Drive simplification in everything we do to increase our speed and impact; and

•	make it easier to deliver our work.

In addition, the short-term incentive plans for 2016 will remain in place.

Short-Term Incentive (STI) Plan

Will there be any impact on the STI Plan for 2016 or future STI Plans?

No. The STI Plan is provided to focus and reward employees on delivering company, team and individual performance and this objective will not change as a consequence of this transaction.

How will the STI payment be calculated without financials to report?

There will be no change to the calculation process as a consequence of this transaction. The STI financial award will continue to be based on financial targets set at the beginning of each year as part of the annual budgeting process. The targets will include sales, profitability, pricing, inventory management and other measures that contribute to business performance. At the end of the year, the performance against the financial targets will be assessed by the Syngenta Executive Committee.

Sales Incentive Plans (SIP)

Will there be any impact on SIPs?

No. There will be no impact on SIPs as a consequence of this transaction.

8 Classification: For internal use only

Equity questions

What will happen to the shares employees currently own?

Employees holding Syngenta shares will be treated like any other shareholders and will receive further information about the Offers at the same time as other shareholders. For information regarding the treatment of outstanding equity awards in the various employee equity plans, please refer to the relevant sections below.

When and how will the cash settlement of employees’ outstanding equity awards take place?

The cash settlement will take place once the Offers have been accepted by shareholders and regulatory approvals have been obtained. At that point more information will be made available to employees.

Will the cash settlement of employees’ outstanding equity awards be the same amount as the offer for shareholders?

Yes. On completion of the Offers, each share will be cash settled at USD 465. The special dividend of CHF 5 will also be factored into the calculation.

What are the tax implications for equity plan participants if the transaction completes?

The tax implications for participants are country and plan specific. Participants will be informed of the taxation requirements once the Offers have been accepted by shareholders and regulatory approvals have been obtained. However, Syngenta cannot provide financial or taxation advice to employees.

What is the offer price for U.S. Syngenta stock?

The price for U.S. Syngenta stock will be communicated to shareholders and employees upon commencement of the U.S. Offer, expected to be March 23, 2016.

How will phantom equity plans be treated?

Participants in phantom plans will be treated in the same way as other equity plan participants i.e., they will receive a cash settlement for all outstanding awards on completion of the Offers.

Will each share I currently own be cash settled at a price of USD 465 plus the CHF 5 special dividend?

Yes. If the Offers are accepted by shareholders and regulatory approvals obtained, then, as a Syngenta shareholder, each share you own will be cash settled at USD 465. The special dividend of CHF 5 will also be paid by Syngenta. Please note that the offer price for ADSs will be communicated to shareholders and employees upon commencement of the U.S. Offer, expected to be March 23, 2016.

9 Classification: For internal use only

When will equity plan participants know how their compensation will be adjusted to compensate for the loss of opportunity to participate in the existing equity plans?  How will participants know whether they are better or worse off?

More information about what will replace the existing equity plans will be available to participants once the Offers have been accepted by shareholders and regulatory approvals have been obtained. The intention is to provide market competitive programs.

What happens to any outstanding equity awards belonging to employees who leave the company before the transaction completes?

There are no changes to how Syngenta treats outstanding equity awards for leavers. The existing plan regulations continue to apply.

Employee Share Purchase Plan (ESPP) - general

Will employees still have the opportunity to participate in the ESPPs for 2016?

Yes. Employees will be invited to participate in 2016 ESPPs as per the normal timelines and those plans which require regular contributions (e.g. in the U.K. and U.S.) will continue unaffected. However, on completion of the transaction, Syngenta will no longer be a publicly listed company and so the existing employee share purchase plans will be replaced.

If employees participate in ESPPs which allow regular contributions (e.g. in the U.S.), what will happen to the current year employee contributions into the ESPP if the transaction completes before the share purchase date?

If the transaction completes before the share purchase date then employees will receive the cash equivalent of the company matching shares that they were due to receive in addition to the refund of their contributions.

If employees participate in ESPPs which have Company matching shares (e.g. in the U.K.), will they receive the matching share element as well as the employee bought shares on completion of the transaction?

Employees participating in such plans will receive a cash settlement which includes the value of their own shares plus the company matching shares.

What will replace ESPPs?

More information about what will replace the ESPPs will be available once the Offers have been accepted by shareholders and regulatory approvals have been obtained.

10 Classification: For internal use only

What happens to the blocked shares in ESPPs on completion of the transaction?

When the Offers are accepted by shareholders and regulatory approvals obtained, all blocked shares in the ESPPs will be unblocked and will be available for employees to tender. Further information on the process will be given at that time.

Regarding the share purchase plan continuing, how can we be sure this does not constitute “insider trading”?

There is no change to the strict compliance rules that Syngenta already follows in respect to the trading of shares by employees who have access to non-public information about the company. The majority of employees do not have access to such information and therefore can continue to trade shares as normal. If in doubt, employees should refer to the Securities Trading Policy available on the global policy site on mySyngenta.

Employee Share Purchase Plan (ESPP) – U.K. specific

Will I be liable for income tax and National Insurance contributions on the shares that I have bought (partnership shares) or the matching shares that have been given to me and that have been in the plan for less than five years?

We are currently working with tax consultants to understand the tax implications for all equity plan participants (the implications are country and plan specific). Participants will be informed of the taxation requirements once the Offers have been accepted by shareholders and regulatory approvals have been obtained. However, Syngenta cannot provide financial or taxation advice to employees.

What is meant by the comment “blocked shares being unblocked”? Will the matching shares that are less than three years in the SIP account be given to me to sell with the other shares in the account?

In some equity plans shares are “blocked” for a period of time before they are available to employees to sell. Yes, assuming the Offers are completed successfully, all matching shares will be included in the cash settlement. However, they will not be given to participants to sell, rather the cash settlement will be automatic (i.e. participants will receive cash, not shares).

I still have some shares from the Syngenta Limited Sharesave Plans 2002 and 2003.  They are Syngenta Ag Crest Depositary Interests (CDI) shares in an Equinity Shareview account after the closure of the Syngenta AG Nominee Service which looked after those shares until 2013.  If I have to sell these shares, will they be liable for capital gains tax?

We are currently working with tax consultants to understand the tax implications for all equity plan participants (the implications are country and plan specific). Participants will be informed of the taxation requirements once the Offers have been accepted by shareholders and regulatory approvals have been obtained. However, Syngenta cannot provide financial or taxation advice to employees.

11 Classification: For internal use only

What are the Capital Gains Tax (CGT) implications?

As outlined in the U.K. Share Incentive Plan (SIP) brochure, shares that are held and sold within the SIP are not subject to CGT. However, if shares are transferred from the SIP and then sold, then a CGT liability may occur.

With respect to any other shares that an employee may hold, for example from previous Save As You Earn (SAYE) plans or from the original launch of Syngenta, these are personal holdings of shares and as such the tax treatment will be in line with standard treatment that would apply to any other Syngenta shareholder. Further information on CGT can be found on the U.K. Government website at: https://www.gov.uk/capital-gains-tax/overview

Long-Term Incentive (LTI) Plan

Note: for Discretionary LTI please see additional information in the following section

What will be the impact on the LTI plan for 2016 and beyond?

On completion of the transaction, Syngenta will no longer be a publicly listed company and so the existing LTI plan will be replaced with new market competitive long-term incentive program.

What will happen to the RSUs participants hold in Syngenta if the transaction completes?

In line with the equity plan regulations, Syngenta's Compensation Committee has taken the decision to amend the plan so that if the transaction completes, then the vesting periods for RSUs will be waived and they will be settled in cash. Further information on the process will be given at that time.

What will happen to the stock options participants hold in Syngenta if the transaction completes?

In line with the equity plan regulations, Syngenta's Compensation Committee has taken the decision to amend all the plans so that if the transaction completes, then all unvested stock options will vest in full and their exercise periods terminated. All of these will be settled in cash. Further information on the process will be given at that time.

If participants have stock options that have already vested can they still exercise them?

Yes, participants can continue to exercise vested stock options. Any vested stock options that have not been exercised will be automatically exercised and settled in cash if the transaction completes.

12 Classification: For internal use only

Discretionary LTI Q&As

What will happen to the RSUs participants hold in Syngenta if the transaction completes?

In line with the equity plan regulations, Syngenta's Compensation Committee has taken the decision to amend the plan so that if the transaction completes then the vesting periods for RSUs will be waived and they will be settled in cash. Further information on the process will be given at that time.

If participants have stock options that have already vested can they still exercise them?

Yes, participants can continue to exercise vested stock options. Any vested stock options that have not been exercised will be automatically exercised and settled in cash if the transaction completes.

Deferred Share Plan (DSP)

What will be the impact on the DSP for 2016 and beyond?

On completion of the transaction, Syngenta will no longer be a publicly listed company and so the existing DSP will be replaced with new market competitive long-term incentive program.

What will happen to the deferred share awards participants hold in Syngenta if the transaction completes?

In line with the equity plan regulations, Syngenta's Compensation Committee has taken the decision to amend all the plans so that if the transaction completes, then the deferral periods for share awards will be waived and matching shares will be granted. All of these will be settled in cash. Further information on the process will be given at that time.

What will happen to the blocked shares participants hold in Syngenta if the transaction completes?

In line with the equity plan regulations, Syngenta's Compensation Committee has taken the decision to amend all the plans so that if the transaction completes, then all blocked shares will be unblocked and will be available for employees to tender. The associated matching shares will be settled in cash. Further information on each process will be given at the appropriate time.

13 Classification: For internal use only

DISCLAIMER

THIS Q&A IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. ANY OFFER OR OFFER DOCUMENT, IF ANY, WOULD BE MADE AND DISTRIBUTED BY CHEMCHINA OR ITS SUBSIDIARIES.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE SWISS OFFER AND THE U.S. OFFER FOR THE OUTSTANDING SHARES AND (IN THE CASE OF THE U.S. OFFER) FOR AMERICAN DEPOSITARY SHARES OF SYNGENTA HAS NOT BEEN COMMENCED. THIS Q&A IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO THE SWISS OFFER PROSPECTUS AND AN OFFER TO PURCHASE AND OTHER DOCUMENTS RELATING TO THE U.S. OFFER THAT WILL BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC"). AT THE TIME THE OFFER IS COMMENCED, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY THE OFFEROR AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE OFFEROR AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.SYNGENTA.COM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS Q&A ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 67% OF THE OUTSTANDING SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S FORM 20-F FILED ON FEBRUARY 11, 2016, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY THE OFFEROR AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. THE OFFEROR, CHEMCHINA AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS Q&A OR OTHERWISE.

14 Classification: For internal use only